EXHIBIT 99.1

        HAEMACURE ANNOUNCES 11TH CONSECUTIVE QUARTERLY INCREASE IN SALES

Montreal, Quebec (Canada) June 4, 2001 - Haemacure Corporation today announced its financial results for the second quarter ended April 30, 2001. Sales of Hemaseel APR, its brand of the first fibrin sealant approved by the U.S. Food and Drug Administration and marketed in the United States, grew for an 11th consecutive quarter.

Sales of Hemaseel APR and its related devices for the second quarter increased to $4.65 million, compared to $3.23 million for the same quarter last year, an increase of 44%. For the first half of 2001, sales were $8.76 million compared to $5.73 million for the same period last year, an increase of 53%. Gross margin for the first half of 2001 was 52% compared to 53% for the same period last year.

Operating expenses for the quarter were $4.03 million compared to $3.54 million for the same quarter last year, an increase of 13.8%. This increase is attributable primarily to commissions on increased sales. Operating expenses for the first half of 2001 were $8.20 million compared to $6.82 million for the first half of 2000, an increase of 20%. Operating expenses for the quarter were down from the first quarter, as additional expenses were incurred in the first quarter relating to our registration with the US Securities and Exchange Commission (SEC).

The consolidated net loss for the quarter amounted to ($2.36 million), or ($.10) per share, down from a loss of ($2.74 million) for the same quarter last year, or ($.17) per share. Haemacure's loss in the second quarter was down from the first quarter results of 2001 in which the Company reported a loss of ($2.74 million), or ($.11) per share.

For the first half of fiscal 2001, the cumulative net loss was ($5.09) million, or ($.21) per share, compared to ($4.92) million, or ($.31) per share, for the first half of fiscal 2000. The operating results released today are consistent within the fiscal year expectations previously released to the public on March 6, 2001.

Accounts receivable increased to $2.92 million at the end of the second quarter from $2.78 million at the end of the first quarter. Increased collection activity has lowered the average number of days outstanding to under 60 days. Inventories were up to $3.20 million as of the end of the second quarter compared to $2.50 million at the end of the first quarter, as shipments of product delayed from the first quarter were received. The delayed inventory shipments are



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also reflected in the increased amount of trade accounts payable. During the second quarter of 2001, the Company accessed its commercial line of credit for the first time, utilizing $1.16 million of an available limit of approximately $2.1 million. As previously announced, the Company has arranged for a maximum line of credit of up to $6 million, with the amount available for borrowing being dependent on the balance of the Company's eligible accounts receivable.

Total cash decreased $7.53 million during the first half of 2001, with $2.2 million of the amount having been used in operations. During the second quarter of 2001, the Company on average used $375,000 per month for its operations. Because monthly sales have continued to increase, the burn-rate has declined every month. The Company had on hand cash, cash equivalents and temporary investments of $1.7 million at the end of the second quarter, and availability remaining on its line of credit, as discussed above.

As disclosed at Haemacure's annual meeting of shareholders held in Montreal on April 26, 2001, the Company is in the process of negotiating additional financing to complete the regulatory approval process for the BPL manufacturing facility in the United Kingdom and the clinical studies for Hemaseel APR. The proceeds will also be used to make license payments to Immuno International AG in accordance with the Company's license agreement with Immuno, and the remaining funds will be used as working capital.

Manufacturing Facility - BioProduct Laboratories (BPL)

Haemacure has almost completed the equipment purchases to establish the manufacturing of Hemaseel APR at BPL, a capital investment of $5.31 million for the six months just ended. The BPL manufacturing project was originally estimated to cost $15 million over a 3 year period, which began in March 2000. To this date the Company is on budget and on time with this project. Thus far, total equipment acquisition has totaled $8.65 million. The leasehold improvements to the facility have cost an additional $3.2 million. As planned, the Company anticipates the BPL manufacturing facility and equipment to be validated and operational by October 2001. At that time, lots of Hemaseel APR will be produced for the completion of the clinical studies. The Company projects the completion of the clinical trials and the regulatory filing for a Biologics License Application for the fall of 2002. At that stage, the Company will consider from a financial stand-point that the project is completed.

Marketing Agreement with Pharmacia - Gelfoam

On February 20, 2001, Haemacure announced an exclusive marketing agreement with Pharmacia. Under the agreement, Haemacure became the exclusive independent sales representative of Pharmacia's Gelfoam product line for the United States. Beginning in February 2001 Haemacure implemented sales and marketing strategies related to the Gelfoam product line. No revenues were generated during the second quarter of 2001 on Gelfoam sales, as the efforts of the Company's specialists were just beginning. Nevertheless, the Company has been encouraged by customer response and anticipates generating revenues in the forthcoming quarters under this agreement.


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Shareholder Right Protection Plan

The shareholders of the Company approved at the annual meeting of shareholders held on April 26, 2001, the Shareholder Right Protection Plan adopted by the Board of Directors of the Corporation on January 24, 2001. The plan will be in force until January 23, 2004.

Haemacure Corporation is a Canada-based company specialized in the development and commercialization of innovative biological adhesives, biomaterials and surgical devices for the acute surgical wound care market. It also operates sales and marketing, clinical and regulatory offices in Sarasota, Florida through a wholly-owned subsidiary. The company is traded under stock symbol TSE:HAE on the Toronto Stock Exchange. Additionally, effective October 9, 2000, the Company became a reporting company with the U.S. Securities and Exchange Commission.

All dollar amounts set forth in this press release are in Canadian dollars, except where otherwise stated.

Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995 (United States). In addition, words such as "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties or other factors that may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, acceptance of the Company's products by medical professionals, the ability of the Company to continue to develop products, the completion of the BPL manufacturing facility, the effect of competition, and any other risks described from time to time in the Company's filings with the U.S. Securities and Exchange Commission. Forward-looking statements in this release represent the Company's judgment as of the date of this release. The Company disclaims, however, any intent or obligation to update these forward-looking statements.


Source                              HAEMACURE CORPORATION

Toronto Stock Exchange:    TSE:HAE

Contacts:
     Mr. Marc Paquin          Mr. James Roberts              Mr. Clement Gagnon
     President & CEO          VP Finance & Admin. and CFO    CGE Communication
     Haemacure Corporation    Haemacure Corporation            Group
     Tel: 941-364-3700        Tel: 941-364-3700              Tel: 514-987-1455